						EXHIBIT 12
ASHLAND INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions)

						Three months ended
	Years ended September 30					December 31
	2011	2010	2009	2008	2007	2011	2010
EARNINGS

Income (loss) from continuing operations	$56	$88	$(240)	$87	$257	$60	$71
Income tax expense (benefit)	(53)	(13)	(83)	30	90	23	37
Interest expense	105	117	163	9	9	51	25
Interest portion of rental expense	25	26	25	20	20	6	6
Amortization of deferred debt expense	26	81	52	-	1	6	4
Distributions in excess of (less than) earnings
of unconsolidated affiliates	(12)	(2)	1	(10)	(5)	(6)	(1)
	$147	$297	$(82)	$136	$372	$140	$142

FIXED CHARGES

Interest expense	$105	$117	$163	$9	$9	$51	$25
Interest portion of rental expense	25	26	25	20	20	6	6
Amortization of deferred debt expense	26	81	52	-	1	6	4
Capitalized interest	-	2	3	-	2	-	-
	$156	$226	$243	$29	$32	$63	$35

RATIO OF EARNINGS TO FIXED CHARGES	(A)	1.31	(B)	4.69	11.63	2.22	4.06

(A) Deficiency Ratio - The Ratio of Earnings to Fixed Charges was less than 1x. To achieve a ratio of 1x, additional total earnings of $9 million would have been required for the year ended September 30, 2011.

(B) Deficiency Ratio - Due to the loss from continuing operations, the Ratio of Earnings to Fixed Charges was less than 1x. To achieve a ratio of 1x, additional total earnings of $325 million would have been required for the year ended September 30, 2009.